Sitoa Global Inc.

2225 East Bayshore Rd, Suite 200

Palo Alto, CA 94303

May 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Att: Yong Kim, Sitoa Global Inc. Form 8-K, filed April 30, 2012

Dear Ms. Kim,

In response to your comment letter dated May 2, 2012, we filed an amended Form 8-K today including the required letter from our former auditor as Exhibit 16.1. The letter confirms that our auditor agrees with the statements made in the amended Form 8-K.

We further acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Best regards,

/s/ George Yu

George Yu President & CEO Sitoa Global Inc.